                                                                    (d)(6)(iii)

                              AMENDED SCHEDULE A

                                    to the
                            Sub-Advisory Agreement
                                    between

                             ING INVESTMENTS, LLC
                                      and
                       BRANDES INVESTMENT PARTNERS, LLC
             (formerly known as Brandes Investment Partners, L.P.)

                                        Annual Sub-Adviser Fee
     Series*                 (as a percentage of average daily net assets)
     -------                 ---------------------------------------------
     ING LargeCap Value Fund   0.50% on first $50 million
                               0.40% on assets in excess of $50 million

* This Amended Schedule A will be effective with respect to a Series upon the effective date of the post-effective amendment to the Trust's Registration Statement with respect to the Series.